Exhibit 8.1

Subsidiaries of the Registrant

The following table sets forth, at December 31, 2011, the Registrant’s subsidiaries and their respective jurisdictions of incorporation.

Name	Jurisdiction

Ad-Icon Company Limited	Hong Kong
Ad-Icon Advertising (Shanghai) Co., Ltd.	China
Beijing Wanshuizhiyuan Advertising Co., Ltd.	China
Great Talent Holdings Limited	Hong Kong
Jieli Investment Management Consulting (Shanghai) Co., Ltd.	China
Jieli Network Technology Development (Shanghai) Co., Ltd.	China
Qingdao Kaixiang Advertising Co., Ltd.	China
Quanwei Advertising (Shanghai) Co., Ltd.	China
SearchMedia International Limited	China
Shanghai Botang Advertising Co., Ltd.	China
Shenyang Jingli Advertising Co., Ltd.	China
Wuxi Ruizhong Advertising Co., Ltd.	China
Zhejiang Continental Advertising Co, Ltd.	China